Exhibit 95

Mine Safety Disclosures

Our operations and exploration properties are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mine site on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.  Following passage of The Mine Improvement and New Emergency Response Act of 2006, MSHA significantly increased the numbers of citations and orders charged against mining operations.  The dollar penalties assessed for citations issued has also generally increased in recent years.

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”), which became effective in July 2010, and requires certain disclosures by companies required to file periodic reports under the Exchange Act that operate mines regulated under the Mine Act.  Pursuant to the Financial Reform Act, the SEC issued regulations in January 2012 to carry out provisions of the Financial Reform Act.

Mine Safety Information

Whenever MSHA believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the operator must abate the alleged violation.  In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected.  When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is obligated to pay.  Citations and orders can be contested and appealed, and as part of that process, can be reduced in severity and amount, or dismissed.

The following table shows, for our Pan mine, in which the Company is an operator and that is subject to the Mine Act and administered by the MSHA, the information required by Section 1503(a) of the Financial Reform Act.  The proposed assessments as of and for the three months ended March 31, 2014  were taken from the MSHA data retrieval system.  Section references below are to sections of the Mine Act.

Mine or Operation[1]
Pan Mine
MSHA ID #2602755
Significant and Substantial Violations Under §104(a)[2]	-
Orders Issued Under §104(b)[3]	-
Citations and Orders Issued Under §104(d)[4]	-
Flagrant Violations Under §110(b)(2)[5]	-
Imminent Danger Orders Under §107(a)[6]	-
Proposed Assessments from MSHA under the Mine Act[7]	-
Mining-Related Fatalities[8]	-
Pending Legal Actions[9]	-
Legal Actions Instituted[10]	-
Legal Actions Resolved[11]	-

(1)

MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The definition of “mine” under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities.

(2)

Represents the total number of citations issued by MSHA under Section 104 of the Mine Act for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

(3)

Represents the total number of orders issued under Section 104(b) of the Mine Act, which represents a failure to abate a citation under Section 104(a) of the Mine Act within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines the violation has been abated.

(4)	Represents the total number of citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.
(5)	Represents the total number of flagrant violations identified by MSHA under Section 110(b)(2) of the Mine Act.
(6)	Represents the total number of imminent danger orders issued under Section 107(a) of the Mine Act.
(7)	Amount represents the total United States dollar value of proposed assessments received from MSHA during the three months ended March 31, 2014.
(8)	Represents the total number of mining-related fatalities at mines subject to the Mine Act pursuant to Section 1503(a)(1)(G) of the Financial Reform Act.
(9)	Represents the total number of legal actions pending as of March 31, 2014 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.
(10)	Represents the total number of legal actions instituted as of March 31, 2014 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.
(11)	Represents the total number of legal actions resolved as of March 31, 2014 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.

Pattern or Potential Pattern of Violations

In addition, as required by the reporting requirements regarding mine safety included in Section 1503(a)(2) of the Financial Reform Act, for the three months ended March 31, 2014, the Company’s mine of which the Company is an operator has not received written notice from MSHA of:

(a)

a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Act; or

(b)	the potential to have such a pattern.